NEWS RELEASE	ELD No. 12-19
TSX: ELD NYSE: EGO ASX: EA	July 24, 2012

Council of State Revokes Suspension Order in Greece

Vancouver, British Columbia – Eldorado Gold Corporation (“Eldorado”, “the Company”, or “we”) today announced the Suspension Committee of the Council of State of Greece – the country’s Supreme Administrative Court – revoked the “Provisional Order” issued on June 29, 2012, which temporarily suspended the surface clearing activities of Hellas Gold S.A. (“Hellas Gold”) - a 95% owned subsidiary of Eldorado – in Halkidiki, Greece.

Hellas Gold, the Ministry of Environment, Energy, and Climate Change, the office of the Secretary General of the Decentralized Administration of Macedonia-Thrace (to which the regional forestry department reports) and the Labor Center of Halkidiki (an association representing local labor interests in favour of the development of the mineral sector) have submitted to the Council of State all the necessary documentation required to demonstrate that Hellas Gold was and remains  legally entitled to proceed with surface clearing activities on the forest land it possesses in Halkidiki.  After reviewing such documentation the Suspension Committee of the Council of State – a panel comprised of three judges – convened on Friday July 20, 2012 and announced today its decision # 398/2012 rejecting the petition for suspension filed on June 27, 2012 and revoking effective immediately the Suspension Order issued on June 29, 2012.

Paul N. Wright, Chief Executive Officer of Eldorado commented: “We are very pleased with the decision of the Council of State and will re-initiate our surface clearing activities in Halkidiki as soon as practically possible.  We have increased our labor force in Greece by over 250 persons - from approximately 410 to 680 individuals including contractors - since February 2012, when we completed the acquisition of our new Greek assets. With planned investments of approximately US$1.0 billion over the next five years we expect to more than double our current labor force in Greece, not to mention the numerous indirect jobs that will be created and other spin-off benefits. Our capital program is thus making an important contribution to the economic recovery of the country during these difficult times.  Furthermore, we have full confidence in the integrity of our permits in Greece and in the judiciary, legislative, and executive institutions of the Hellenic Republic.”

About Eldorado Gold

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Brazil, Greece and Romania. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our company is well positioned to grow in value as we create and pursue new opportunities.

Eldorado Gold Corporation’s Common Shares trade on the Toronto Stock Exchange (TSX: ELD); New York Stock Exchange (NYSE:  EGO).  Eldorado CDIs trade on the Australian Securities Exchange (ASX: EAU).

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

Chief Executive Officer

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to, the Court Decision Provisionally Suspends Tree Cutting in Halkidiki, Greece.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 30, 2012.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contact

Nancy Woo, Vice President Investor Relations

Eldorado Gold Corporation

1188, 550 Burrard Street

Phone: 604.601.6650 or 1.888.353.8166

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

www.eldoradogold.com

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